March 25, 2025

How Meng Hock
Chief Executive Officer
OMS Energy Technologies Inc.
10 Gul Circle
Singapore 629566

       Re: OMS Energy Technologies Inc.
           Amendment No. 7 to Registration Statement on Form F-1
           Filed March 20, 2025
           File No. 333-282986
Dear How Meng Hock:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1
Unaudited Pro Forma Consolidated Statement of Operation For the Year ended March 31,
2024, page 53

1. Please quantitatively disclose how you calculated your pro forma cost of revenue adjustment of $877 thousands. Disclose new basis of assets and their useful lives.
Consolidated Financial Statements
Business Combination, page F-70

2. We refer to the disclosure on pages F-29 and F-69 to F-71. Please explain why the correction of the error resulted in less depreciation expense from June 16, 2023 to
       September 30, 2023 of $3.9 million and less depreciation expense from June 16, 2023 to March 31, 2024 of $4.1 million, while resulting in more depreciation expense $0.3 million for the six months ended 9/30/24. Explain the error in detail and how it was
 March 25, 2025
Page 2

       corrected. Explain how useful lives have changed for your assets.
        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-
551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Yarona Yieh